
03053066


SEC MAIL
RECEIVED
PROCESSING
AUG 2 0 2003
WASH, D.C.
SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53366

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2002 (MM/DD/YY) AND ENDING 06/30/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SKA SECURITIES, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

23755 LORAIN ROAD
(No. and Street)

NORTH OLMSTED (City) OH (State) 44070 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GARY D. KLUBNIK (440) 734-2960
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROBERT F. CLOUGHERTY CPA, INC
(Name – *if individual, state last, first, middle name*)

20475 FARNSLEIGH ROAD # 204 (Address) SHAKER HEIGHTS (City) OH (State) 44122 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 25 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, GARY D. KLUBNIK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SKA SECURITIES, INC, as of JUNE 30, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

CAROLYN E. TANSKI
NOTARY PUBLIC ◦ STATE OF OHIO
My commission expires Oct. 29, 2006

Signature

VICE PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SKA SECURITIES, INC.

Financial Statements
For the Year Ended June 30, 2003

SKA Securities, Inc.

June 30, 2003

TABLE OF CONTENTS

Independent Auditor's Report 3

Financial Statements:

Statement of Financial Condition....................4

Statement of Income 5

Statement of Changes in Stockholders' Equity 6

Statement of Cash Flows 7

Notes to Financial Statements 8-9

Supplementary Information Pursuant to
Rule Financial Reporting Based on an Audit 17a-5
Of The SEC Act of 1934

Schedule I -Computation of Net Capital 11
Schedule II -Reconciliation of Audited Net Capital Computation 12
Schedule III –Report on Material Inadequacies 13

Report on Internal Control 14-15

Robert F. Clougherty, CPA, Inc.

20475 Farnsleigh Road, Suite 204
Shaker Heights, Ohio 44122-3850
Fax 216-491-3801
216-491-3800
cparfc@aol.com

Independent Auditor's Report

To the Board of Directors
SKA Securities, Inc.

We have audited the accompanying statement of financial condition of SKA Securities, Inc. as of June 30, 2003, and the related statements of income, changes in stockholders' equity, and cash flows for the year since inception that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SKA Securities, Inc. at June 30, 2003, and the results of their operations and their cash flows for the year since inception in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basis financial statements taken as a whole. The information contained in Schedules I, II, and III are presented for purposes of additional analysis and is not a required part of the basis financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basis financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Robert F. Clougherty, CPA, Inc.
Shaker Heights, Ohio
July 24, 2003

SKA Securities, Inc.

Statement of Financial Condition
June 30, 2003

ASSETS

Current assets		
Cash in checking and savings accounts	$ 10,106	
NASD deposits	32	
Commissions receivable	6,037	
Prepaid expenses	1,378	
Note receivable SKA Financial, Inc.	2,757	
Total current assets		$ 20,310
Other assets		
Deposits		47
TOTAL ASSETS		$ 20,357

LIABILITIES & STOCKHOLDERS' EQUITY

Current liabilities		
Accrued expenses		$ 96
Accrued income taxes payable		-
Deferred income taxes		-
Total current liabilities		96
Stockholders' equity		
Common stock, no-par value, 750 shares	500	
authorized and 500 shares issued and outstanding	16,500	
Retained earnings	7,149	
Current year earnings	(3,888)	20,261
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 20,357

The accompanying notes are an integral part of these financial statements.

SKA Securities, Inc.

Statement of Income
For the Year Ended June 30, 2003

Revenues		
Commission income, mutual funds	$ 51,505	
Retirement advisory income	18,450	
Commission income, insurance	2,926	
College savings plans	736	
TOTAL REVENUES		$ 73,617
Expenses		
Salaries and wages	57,240	
Rent	6,000	
Payroll taxes	5,478	
NASD membership fees	2,028	
Professional fees	2,000	
Insurance and workers' compensation	1,808	
Dues and subscriptions	1,174	
State registration fees	1,095	
Retirement plan contributions	988	
Office supplies	456	
Continuing education	359	
Telephone	327	
NASD examination fees	150	
Bank service charges	143	
Advertising and promotion	75	
Miscellaneous taxes	50	
Fingerprinting fees	32	
TOTAL EXPENSES		79,403
NET INCOME BEFORE INTEREST AND INCOME TAXES		(5,786)
Interest income		178
Provision for income taxes		(1,720)
NET INCOME		$ (3,888)

SKA Securities, Inc.

Statement of Changes in Stockholders' Equity
For the Year Ended June 30, 2003

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
Balances at June 30, 2002	$ 500	$ 16,500	$ 7,149	$ 24,149
Net income			(3,888)	(3,888)
Issuance of capital stock	-			-
Receipt of additional paid-in capital		-		-
Balances at June 30, 2003	$ 500	$ 16,500	$ 3,261	$ 20,261

e accompanying notes are an integral part of these financial statements.

SKA Securities, Inc.

Statement of Cash Flows
For the Year Ended June 30, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	(3,888)
Adjustments to reconcile net income to net cash provided by operations:		
Changes in operating assets and liabilities:		
Commissions receivable		831
Prepaid expenses		(1,378)
Note receivable		(2,757)
NASD deposits		188
Accrued expenses		51
Accrued income taxes		(571)
Deferred income taxes		(1,720)
Total adjustments		(5,356)
NET CASH PROVIDED BY OPERATIONS		(9,244)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Payments on note payable		(450)
NET INCREASE IN CASH		(9,694)
CASH AT BEGINNING OF YEAR		19,800
CASH AT END OF YEAR	$	10,106
Income taxes paid during the period	$	571

SKA SECURITIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

JUNE 30, 2003

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member or the National Association of Securities Dealers (NASD). The Company is an Ohio corporation.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The Company is engaged as a securities broker-dealer including the facilitation of customers purchase and sales of mutual funds and advisory services for pension plan administration. The financial statements are presented on the accrual basis of accounting. Commissions and fees are recorded when earned.

Statement of cash flows – For the purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than 30 days, that are not held for sale in the ordinary course of business.

Equipment - All acquisitions of property and equipment in excess of $1,000 and all expenditures for repairs, maintenance, renewals and betterments that materially prolong the useful lives of assets are capitalized. As of June 30, 2003, there have been no purchases of equipment.

Deferred Income Taxes – For income tax reporting, the Company uses the cash basis of accounting. As a result, net income recognized for financial statement purposes exceeds taxable income. Deferred income taxes have been recorded for the difference, which will be taxable in future periods when income is received.

Use of Management Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 – COMMISSIONS RECEIVABLE

Commissions receivable represent the brokers/dealer's commissions due on mutual funds purchased by customers but not yet paid.

NOTE 4 – PENSION PLAN

The Company maintains a discretionary SIMPLE plan covering all its employees. Retirement plan contributions are funded through a combination of monthly Salary Deferrals by employees and quarterly contributions by the employer.

NOTE 5 – OBLIGATIONS

The Company entered into a three-year lease for office space effective July 1, 2001 for a monthly rental of $500 per month.

As of June 30, 2003, remaining future minimum annual lease payments under this agreement are $6,000.

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1(a)(2)) which requires that the company maintain net capital of $5,000 or greater. At June 30, 2003, the Company had a net capital of $ 10,010, which was $5,010 in excess of the required net capital.

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of June 30, 2003

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS Form X-17A-5.

Schedule I. Computation of Net Capital Under Rule 153-c1
Schedule II. Reconciliation of Audited Net Capital Computation and Broker/Dealer's Corresponding Unaudited Report Under Rule 17a-5(d)(4) of the Securities and Exchange Commission
Schedule III. Report in Material Inadequacies Under Rule 17a-5(j) of the Securities and Exchange Commission

SKA Securities, Inc.
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

As of June 30, 2003

Net Capital		
Total stockholders' equity		$ 20,260
Deductions and/or changes:		
Nonallowable assets		
Accounts receivable	6,037	
Notes receivable	2,757	
Prepaid expenses	1,378	
Security deposits	47	
NASD deposits	32	10,251
Aggregate indebtedness:		
Accrued expenses	-	
Accrued income taxes payable	-	
Deferred income taxes	-	
Accounts payable	-	-
Net capital		10,010
Required net capital		5,000
Excess net capital		$ 5,010

SKA Securities, Inc.
Schedule II
Reconciliation of Audited Net Capital Computation and
Broker/Dealer's Corresponding Unaudited Report
Under Rule 17a-5(d)(4) of the Securities and Exchange Commission

June 30, 2003

Net capital per FOCUS report:	$	8,290
Deferred income taxes		1,720
Net capital per audited financial statements	$	10,010

Explanation of difference:

Decrease in deferred tax liability was not included in FOCUS report.

SKA Securities, Inc.
Schedule III
Report on Material Inadequacies Under Rule 17a-5(j)
Of the Securities and Exchange Commission
June 30, 2003

For the year ended June 30, 2003, there were no material inadequacies found to exist.

Robert F. Clougherty, CPA, Inc.

20475 Farnsleigh Road, Suite 204
Shaker Heights, Ohio 44122-3850
Fax 216-491-3801
216-491-3800
cparfc@aol.com

Report on Internal Control Required by SEC Rule 17a-5
For a Broker/Dealer Claiming an Exemption From SEC Rule 15c3-3

To the Board of Directors
SKA Securities, Inc.

In planning and performing our audit of the financial statements of SKA Securities, Inc. (the Company), for the year ended June 30, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purposes of expressing an opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17-a5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a3(a)(11)and for determining compliance with the exemption provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8j of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives in internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute Of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that the error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes.

Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other that these specified parties.



Robert F. Clougherty, CPA, Inc.
Shaker Heights, Ohio
July 24, 2003